Geoship S.P.C.

Financial Statements

December 31, 2025

Frank, Rimerman + Co. LLP

Frank, Rimerman + Co. LLP

Board of Directors
Geoship S.P.C.
Nevada City, California

Certified
Public
Accountants

INDEPENDENT AUDITORS' REPORT

Opinion

We have audited the accompanying financial statements of Geoship S.P.C. (the Company), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

As discussed in Note 1 to the financial statements, the Company is a development-stage entity that is in the process of building its core product and has incurred net losses and negative cash flows from operations since inception. The Company has an accumulated deficit of $12,446,461 as of December 31, 2025. Management expects operating losses and negative cash flows to continue until the Company can scale production. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. Our opinion is not modified with respect to that matter.

One Embarcadero Center, Suite 2410 San Francisco, California 94111 t 415.439.1144 www.frankrimerman.com

An independent member of Baker Tilly International

Frank Rimerman + Co. LLP is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

Emphasis of Matter – Prior Year Adjustments

The financial statements of the Company as of and for the year ended December 31, 2024, which are not presented herein, were audited by other auditors whose report dated April 22, 2025, expressed an unqualified opinion on the financial statements. In connection with our audit of the 2025 financial statements, we also audited management's adjustments, described in Note 2 to the financial statements, that were identified by us and recorded in the Company's accounting records to restate the 2024 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion on any other form of assurance on the 2024 financial statements as a whole.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Frank, Rimerman & Co. LLP

San Francisco, California
May 11, 2026

Geoship S.P.C.
Balance Sheet
December 31, 2025

ASSETS		
Current Assets		
Cash and cash equivalents	$	1,202,330
Receivables		65,997
Inventory		369,803
Prepaid expenses		79,041
Deferred offering costs		241,383
Total current assets		1,958,554
Property and Equipment, net		1,821,732
Operating Lease Right-of-Use Assets, net		297,269
Deposits		419,159
Intangible Assets		43,648
Total assets	$	4,540,362
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$	180,593
Accrued expenses and other current liabilities		181,859
Operating lease liabilities		251,263
Finance lease liabilities		78,228
Customer deposits		623,779
Notes payable for equipment		45,502
Total current liabilities		1,361,224
Operating Lease Liabilities, net of current portion		68,374
Finance Lease Liabilities, net of current portion		143,198
Notes Payable, net of unamortized discount		1,340,002
Notes Payable for Equipment, net of current portion		164,422
Liability from Revenue Sharing Agreements		5,284,188
Simple Agreements for Future Equity		4,423,309
Total liabilities		12,784,717
Commitments and Contingencies (Notes 1, 4, 5, 6, 7 and 13)		
Stockholders' Deficit		
Common stock, $0.0001 par value; 1,750,000,000 shares authorized 94,826,256 issued and outstanding		9,483
Treasury shares		-
Additional paid-in capital		4,192,623
Accumulated deficit		(12,446,461)
Total stockholders' deficit		(8,244,355)
Total liabilities and stockholders' deficit	$	4,540,362

See Independent Auditors' Report and Notes to Financial Statements

Geoship S.P.C.
Statement of Operations
Year Ended December 31, 2025

Operating Expenses		
Research and development	$	3,991,669
General and administrative		4,832,160
Sales and marketing		898,411
Total operating expenses		9,722,240
Loss from Operations		(9,722,240)
Interest income		(94,588)
Finance charges		136,004
Interest expense		184,865
Change in fair value of Simple Agreements for Future Equity		(6,381,937)
Net Loss	$	(3,566,584)

Geoship S.P.C.
Statement of Stockholders' Deficit
Year Ended December 31, 2025

	Common Stock		Treasury Shares		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balances, December 31, 2024, as originally reported	83,693,001	$ 8,369	3,000,000	$ -	$ 6,302,511	$ (11,034,481)	$ (4,723,601)
Balances, December 31, 2024 (Note 2)	-	-	-	-	(2,155,815)	2,154,604	(1,211)
Balances, December 31, 2024, as restated	83,693,001	8,369	3,000,000	-	4,146,696	(8,879,877)	(4,724,812)
Issuance of common stock for services	10,500,000	1,050	-	-	13,950	-	15,000
Assignment of common stock	(2,333,331)	(233)	2,333,331	-	233	-	-
Issuance of common stock upon exercise of options	2,966,586	297	-	-	3,892	-	4,189
Issuance of warrants to purchase common stock	-	-	-	-	227	-	227
Stock-based compensation	-	-	-	-	27,625	-	27,625
Net loss	-	-	-	-	-	(3,566,584)	(3,566,584)
Balances, December 31, 2025	94,826,256	$ 9,483	5,333,331	$ -	$ 4,192,623	$ (12,446,461)	$ (8,244,355)

Geoship S.P.C.
Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net loss	$	(3,566,584)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		232,738
Amortization of loan discount		24,383
Amortization of operating lease right of use assets		244,120
Issuance and amortization of warrant to purchase common stock		227
Stock-based compensation		27,625
Change in fair value of simple agreements for future equity		(6,381,937)
Finance charges on revenue sharing agreements		136,004
Issuance of common stock in exchange for services		15,000
Changes in operating assets and liabilities:		
Receivables		(65,997)
Inventory		(337,294)
Prepaid expenses		(40,055)
Accounts payable		(2,715)
Accrued expenses and other current liabilities		(158,142)
Operating lease liabilities		(287,843)
Customer deposits		214,391
Net cash used in operating activities		(9,946,079)
Cash Flows from Investing Activities		
Purchase of property and equipment		(904,490)
Change in deposits		(313,602)
Purchase of intangible assets		(286)
Net cash used in investing activities		(1,218,378)
Cash Flows from Financing Activities		
Proceeds from issuance of notes payable for equipment		450,000
Proceeds from issuance of notes payable		164,903
Repayments of notes payable for equipment		(31,204)
Repayments of note payable		(20,000)
Proceeds from simple agreements for future equity		4,910,060
Proceeds from revenue sharing agreements		3,446,623
Proceeds from the exercise of stock options		4,189
Offering costs		(134,191)
Net cash provided by financing activities		8,790,380
Net Decrease in Cash and Cash Equivalents		(2,374,077)
Cash and Cash Equivalents, beginning of year		3,576,407
Cash and Cash Equivalents, end of year	$	1,202,330

(continued)

Geoship S.P.C.
Statement of Cash Flows (continued)
Year Ended December 31, 2025

Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 268,101
Supplemental Schedule of Non-Cash Investing and Financing Activities	
Capitalized operating lease right-of-use asset and lease liability recorded on commencement of new operating lease (Note 4)	$ 138,343
Capitalized finance lease right-of-use asset and lease liability recorded on commencement of new finance lease (Note 4)	$ 250,337

1. Nature of Business and Management's Plans Regarding the Financing of Future Operations

Nature of Business

Geoship S.P.C. (the Company) was incorporated in the State of Washington in January 2014 as a social purpose corporation. The Company is a climate-resilient housing company that designs and manufactures dome-shaped homes using advanced bioceramic composites. The Company's mission is to build long-lasting, regenerative homes that support both environmental restoration and community well-being. The Company aims to combine regenerative design, precision manufacturing, and an innovative cooperative ownership structure to reimagine how homes and communities are built. Its long-term vision is to support networks of regenerative villages that offer a new model for sustainable living. The Company is headquartered in Nevada City, California.

Management's Plans Regarding the Financing of Future Operations

The Company has incurred losses and negative cash flows from operations since inception and has relied on debt and equity financing to fund operations. As of December 31, 2025, the Company had an accumulated deficit of $12,446,461. In January and February 2026, the Company received total proceeds of $267,333 related to the issuance of revenue sharing loans. Between January 2026 and April 2026, the Company received total proceeds of $2,902,066 in connection with the issuance of simple agreements for future equity (SAFEs). In addition, the Company raised $1,451,117 in proceeds through its regulation crowdfunding campaign between January 1, 2026 and April 30, 2026, the campaign's closing date. Management expects that operating losses and negative cash flows from operations will continue for the foreseeable future, primarily as a result of continued research and development and production efforts. Management's plans include raising additional financing through crowdfunding and other sources, managing operating expenditures, and increasing revenue. However, there is no assurance that management will be successful with its plans or otherwise achieve its intended business objectives and that financing alternatives, if needed, will be available on terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments from the outcome of this uncertainty.

2. Significant Accounting Policies

Basis of Presentation:

The financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S.).

2. Significant Accounting Policies (continued)

Financial Statement Restatement:

In connection with the preparation of the 2025 financial statements, the Company's management elected to make certain adjustments to the 2025 opening balances to correct an error in the accounting for share-based payment awards since inception under ASC 718, *Compensation—Stock Compensation,* and to correct an error related to the accounting for certain SAFEs that contained revenue-sharing provisions.

Management identified that the Company used the incorrect fair market value of common stock in determining the grant-date fair value of certain awards and had included option grants that were subject to approval by the board of directors, which resulted in an error in previously recognized stock-based compensation expense. Additionally, management identified revenue-sharing provisions in certain SAFEs were not identified in the Company's prior accounting analysis and, accordingly, the allocation of fair value to revenue sharing arrangements and related finance charges on revenue sharing arrangements were not properly reflected in the previously issued financial statements.

The following table details the impact of the restatement on the 2024 financial statements, including the retrospective impact of $7,173 on additional paid-in-capital related to the stock split:

	As Originally Reported	Restated
Liability from revenue sharing agreements	$ 1,553,959	$ 1,701,561
SAFEs	6,041,577	5,895,186
Additional paid-in capital	6,309,684	4,146,869
Accumulated deficit	(11,034,481)	(8,879,877)
Total stockholders' deficit	(4,723,601)	(4,724,812)

Risks and Uncertainties:

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from similar services and larger companies, volatility of the industry, ability to obtain adequate financing to support growth, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company, the adoption and successful execution of its unique home design, including the ability to achieve targeted construction cycle times and cost efficiencies, maintain quality and safety standards, and scale operations across existing and new markets, and general economic conditions.

2. Significant Accounting Policies (continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts expenses during the reporting period.

Key estimates in the financial statements include assumptions used to estimate inventory, useful lives of property and equipment, inputs used to value operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, certain accrued expenses, valuation of SAFE liabilities, valuation of the liability from revenue sharing arrangements,, valuation allowance for deferred income tax assets, and the fair value of stock options granted under the Company's stock plan.

Management believes the estimates used in the preparation of the financial statements are prudent and reasonable, although these estimates are based upon management's best knowledge of current events and actions, and actual results could differ from these estimates.

Customer Deposits:

Customer deposits are a contract liability comprised of deposits received in advance of the transfer of products to customers. Customer deposits were $623,779 as of December 31, 2025 ($409,388 as of December 31, 2024).

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2025, cash and cash equivalents consisted of cash held in operating accounts and money market funds. The recorded carrying value of cash equivalents approximates their fair value.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and other receivables.

2. Significant Accounting Policies (continued)

Concentration of Credit Risk: (continued)

The Company maintains its cash and cash equivalents in three commercial banks located in the U.S. The Company is exposed to credit risk in the event of default by the financial institution to the extent cash and cash equivalent deposits are in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. As of December 31, 2025, cash and cash equivalent deposits, exceeded the federally insured limits by $924,194. The Company has not experienced any losses on its cash and cash equivalents through December 31, 2025.

Leases:

The Company leases office space domestically under non-cancelable operating leases and acquires equipment under finance leases. The Company accounts for its operating leases under FASB ASC Topic 842, *Leases*, which requires leased assets with terms of greater than twelve months to be capitalized balance sheet. Leases are classified as either an operating or finance lease under Topic 842, with lease classification determined at the lease commencement date. Lease classification affects the pattern of expense recognition in operations.

The Company determines if an arrangement is or contains a lease at inception by evaluating various factors, including if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances. The lease term represents the non-cancelable period for which the right to use the asset is provided, including options to extend the lease when contractually made available and reasonably certain management will exercise the options. The Company does not capitalize assets with a lease term of twelve months or less if the lease does not provide an option to purchase the asset at the end of the lease term or an option to extend the lease longer than twelve months that management is reasonably certain to exercise.

Operating leases capitalized under Topic 842 are recorded as operating lease right-of-use assets (ROU assets) and operating lease liabilities. A ROU asset represents the right to use a specified asset for a stated lease term, and a lease liability represents the legal obligation to make lease payments. The Company records the ROU assets and liabilities at the lease commencement date based on the present value of lease payments over the expected lease term. The Company uses the implicit interest rate in a lease when it is readily determinable. Since operating leases generally do not provide a lessor's implicit interest rate to determine the present value of lease payments, the Company uses the risk-free discount rate for a period comparable to the lease term based on information available at the lease commencement date.

2. Significant Accounting Policies (continued)

Leases: (continued)

A ROU asset also includes any lease payments previously made and excludes any landlord lease incentives provided under the lease. The Company does separates non-lease components from lease components.

Finance leases are recorded as property and equipment, net of accumulated amortization, and finance lease liabilities on the balance sheet.

Receivables:

Receivables consist of a payroll tax receivable and construction site cost reimbursements advanced on behalf of the customer.

Inventory:

Inventory is stated at the lower of cost and net realizable value. Net realizable value represents the lower of replacement cost or estimated net realizable value. Inventory cost includes the cost of purchased materials and products, direct materials, direct labor, and an allocation of manufacturing overhead, including fixed overhead, to the extent such costs are properly attributable to bringing inventories to their existing condition and location.

Deferred Offering Costs:

The Company complies with the requirements of FASB ASC 340, *Other Assets and Deferred Costs,* with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment:

Property and equipment are recorded at cost, less accumulated depreciation and amortization. The Company depreciates property and equipment using the straight-line method over their estimated useful lives of three to ten years. Repairs and maintenance are charged to expense as incurred. In addition, leasehold improvements are amortized on the straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Land is recorded at cost and is not depreciated because it is considered an indefinite-lived asset.

2. Significant Accounting Policies (continued)

Intangible Assets:

Intangible assets consist of domain names used to support its branding and digital presence. The domain name has been recognized as an intangible asset in the Company's financial statements, measured at its purchase cost. The domain name is considered to have an indefinite useful life and will not be amortized but are subject to periodic impairment assessment in accordance with applicable accounting standards. No impairment loss was considered necessary for the year ended December 31, 2025.

Accounting for Impairment of Long-Lived Assets:

Long-lived assets consist of property and equipment, ROU assets, and intangible assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets.

If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying cost amount or fair value less cost to sell. The Company did not record an impairment loss in 2025.

Fair Value Measurement:

The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurement based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with those financial instruments.

2. Significant Accounting Policies (continued)

Fair Value Measurement: (continued)

The three-level hierarchy for fair value measurement is defined as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's SAFEs (Note 6) were recorded at fair value based on inputs not observable in the market. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the SAFEs related to updated assumptions and estimates are recognized within the statement of operations.

The fair value of SAFEs may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the SAFEs, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs. The SAFEs are classified as a Level 3 financial instrument under the fair value hierarchy.

2. Significant Accounting Policies (continued)

Fair Value Measurement: (continued)

The change in fair value of the SAFEs was as follows:

Balance, December 31, 2024, as restated	$	5,895,186
Issuance of SAFEs		4,910,060
Change in fair value		(6,381,937)
Balance, December 31, 2025	$	4,423,309

The revenue sharing obligation is measured at fair value on a recurring basis and is presented within the liability from revenue sharing agreements on the balance sheet.

The Company's revenue sharing agreements entered into in 2023 and 2024 in connection with SAFEs (Note 7) require the Company to pay a certain percentage of specified revenues generated by the Company until the Company repays 1.2 times the face value of the SAFEs.

In 2025, the Company entered into revenue loan agreements that require the Company to pay certain percentages of specified revenues generated by the Company until the Company repays 2.5 times or 3 times the amount of the loan, as specified in the agreements. The Company elected the fair value option for these revenue sharing agreements in order to reflect these financial liabilities at fair value on a recurring basis, with changes in fair value recognized in earnings as they occur. They are presented in liability for revenue sharing agreements in the balance sheet. For the year ended December 31, 2025, the gain or loss recognized from changes in fair value for these instruments was immaterial to the financial statements.

The fair value of the revenue sharing arrangement is generally classified within Level 3 of the fair value hierarchy because the valuation requires significant unobservable inputs, including management's estimates of forecasted revenues to be generated by the underlying business, the expected term of the arrangement, and a discount rate reflecting the risk inherent in the projected cash flows. Management believes these inputs involve significant judgment and are not corroborated by observable market data.

The change in fair value of the revenue sharing liability was as follows:

Balance, December 31, 2024, as restated	$	1,701,561
Issuance of revenue sharing agreements		3,446,623
Amortization of revenue sharing discount		136,004
Balance, December 31, 2025	$	5,284,188

2. Significant Accounting Policies (continued)

General and Administrative Expenses:

General and administrative expenses consist primarily of employee salaries and benefits attributable to finance, legal, and human resources personnel. Facility and information technology costs are allocated to each department based on headcount. These expenses also include fees paid for outside professional services, such as accounting, tax, and legal services.

Research and Development Expenses:

Research and development costs are expensed as incurred. Research and development expenses consist primarily of salaries and benefits, consultant fees, stock-based compensation, equipment depreciation, allocated facilities, and information technology costs.

Sales and Marketing Expenses:

Sales and marketing expenses consist primarily of employee salaries and benefits, advertising, business development, public relations, and sales commissions. Advertising costs are expensed as incurred and are included in sales and marketing expenses.

Stock-Based Compensation:

The Company generally grants stock options to employees and non-employees for a fixed number of shares with an exercise price equal to the fair value of the underlying shares at the date of grant. Fair value is determined by the Company's Board of Directors (the Board). The Company accounts for stock options using the fair value method under FASB ASC Topic 718, *Compensation - Stock Compensation*, and compensation is recognized using the straight-line attribution approach over the requisite service period. The Company recognizes forfeitures when they occur.

Income Taxes:

The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, the Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for operating loss and income tax credit carryforwards. Deferred income taxes are measured using enacted income tax rates that are expected to apply to taxable income for the years in which those income tax assets and liabilities are expected to be realized or settled.

2. Significant Accounting Policies (continued)

Income Taxes: (continued)

The Company records a valuation allowance to reduce its deferred income tax assets to the amount the Company believes is more likely than not to be realized. In assessing the need for a valuation allowance, the Company has considered its historical operating results, expectations of future taxable income, and ongoing tax planning strategies. Because of the uncertainty of the realization of the deferred income tax assets, the Company has recorded a full valuation allowance against its deferred income tax assets.

The Company evaluates its uncertain income tax positions on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in income tax laws, and correspondence with taxing authorities. To the extent the final tax outcome of these matters is different than the amounts recorded, the differences will affect the provision for income taxes in the period in which a determination is made and could have a material impact on the Company's consolidated financial condition and operating results. The provision for income taxes includes the effects of any accruals the Company believes are appropriate.

Recent Accounting Pronouncements Not Yet Effective:

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* ASU 2025-05 introduces targeted simplifications to the measurement of expected credit losses for current accounts receivable and current contract assets arising from revenue transactions accounted for under ASC 606. Under the amendments, entities may elect a practical expedient that allows companies to assume the current conditions at the balance sheet date will remain unchanged over the remaining life of those in-scope assets.

For entities other than public business entities that elect the practical expedient, ASU 2025-05 also permits an accounting policy election to consider subsequent collection activity that occurs after the balance sheet date but before the financial statements are issued or available to be issued when estimating expected credit losses for those assets. ASU 2025-05 is effective for the Company beginning January 1, 2026, and the standard permits adoption using a prospective transition approach. The Company is currently evaluating the impact of the requirements of the standard on its consolidated financial statements and required disclosures.

Management does not believe there are any additional recently issued accounting pronouncements that will have a material future impact on the Company's financial position or results of operations.

3. Balance Sheet Details

Inventory:

Inventory consists of the following as of December 31, 2025:

Raw materials	$	204,032
Work-in-process		165,771
	$	369,803

Property and Equipment:

Property and equipment consist of the following as of December 31, 2025:

Land	$	669,244
Machinery and manufacturing equipment		1,175,517
Leasehold improvements		235,061
Computers and office equipment		13,015
		2,092,837
Less accumulated depreciation and amortization		(271,105)
	$	1,821,732

Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities consist of the following as of December 31, 2025:

Consulting and legal	$	60,562
Personnel related expenses		57,501
Credit card		55,104
Accrued interest		8,692
	$	181,859

4. Leases

Operating Leases:

The Company leases its manufacturing and operating facility in Grass Valley, California under a non-cancelable operating lease agreement expiring in April 2027 (Grass Valley Lease). Under the terms of the Grass Valley Lease the Company is responsible for certain insurance, property tax and maintenance expenses. The lease is classified as an operating lease under Topic 842.

In February 2025, the Company entered into a storage facility lease agreement at the location of its first dome site with a related party, in Nevada City, California, under a non-cancelable operating lease agreement (the Nevada City Lease) expiring in January 2027. Under the terms of the Nevada City Lease agreement, the Company is responsible for certain insurance, property tax, and maintenance expenses. Upon entering into the Nevada City Lease, the Company recorded a ROU asset and lease liability of $138,343, using a discount rate of 4.22%.

As of December 31, 2025, the Company's ROU asset was $297,269 and was classified as a noncurrent asset on the balance sheet. The corresponding current and noncurrent operating lease liabilities were $251,263 and $68,374, respectively, as of December 31, 2025, which are collateralized by the leased facilities.

The lease expense under the operating leases, including interest on the operating lease liabilities, was $265,226 in 2025. Cash paid for amounts included in the measurement of operating lease liabilities was approximately $242,000 in 2025.

The Company's ROU assets are being amortized ratably over the terms of the leases. As of December 31, 2025, the weighted-average discount rate was 4.67% and the weighted-average remaining lease term was 1.20 years.

As of December 31, 2025, the aggregate future minimum payments under the non-cancellable operating leases are as follows:

Years ending December 31:	
2026	$ 260,000
2027	70,000
Total minimum lease payments	330,000
Less amount representing interest	(10,363)
Present value of operating lease liability	319,637
Less current portion	(251,263)
Noncurrent portion	$ 68,374

4. Leases (continued)

Finance Leases:

The Company also leases certain machinery, equipment, and land under non-cancelable lease agreements expiring at dates through June 2030. The machinery and equipment leases are classified as finance leases under Topic 842. The finance lease assets are amortized ratably over the term of the lease. In 2025, the Company entered into new finance lease agreements and capitalized $250,337 of machinery and equipment.

Lease costs under the finance leases, including interest, was $81,668 in 2025.

As of December 31, 2025, the finance lease assets of $213,761, and are included in property and equipment on the balance sheet. In 2025, the finance lease assets and liabilities were calculated using a weighted-average discount rate of 5.37%, which are the implicit rates under the lease agreements. As of December 31, 2025, the weighted-average remaining lease term was 3.10 years.

Aggregate future minimum payments under the non-cancelable finance leases are as follows:

Years ending December 31:		
2026	$	88,355
2027		88,355
2028		29,555
2029		24,645
2030		11,513
Total minimum lease payments		242,423
Less amount representing interest		(20,997)
Present value of finance lease obligations		221,426
Less current portion		(78,228)
Noncurrent portion	$	143,198

5. Borrowings

Notes Payable:

In July 2020, the Company entered into a promissory note agreement (the 2020 Promissory Note) with a third-party lender for aggregate borrowings of $1,000,000. Outstanding borrowings under the 2020 Promissory Note bore interest at 1.50% per annum, from the period July 1, 2020 through June 30, 2023, and bears interest at the rate of 7.2% per annum, from the period July 1, 2023 through maturity on October 30, 2030, at which time all the outstanding principal, together with accrued interest, is due. The 2020 Promissory Note is secured by a first priority lien on certain real estate and improvements of the Company. Repayments may be made with the Company's products at an 18% - 23% discount, with the lender's approval. The lender is entitled to an 11% discount on the purchase of the Company's products for a period of 21 years. Given the uncertainty associated with the realization of future discounts, management determined any discount liability is immaterial to the financial statements. As of December 31, 2025, the outstanding balance of the loan is $1,000,000. In 2025, the Company recorded interest expense of $72,000.

In connection with the 2020 Promissory Note, the Company entered into a stock award agreement, in which the Company issued 499,800 shares of common stock to the lender. The fair value of $243,831 is included as a debt discount and is being amortized over the life of the loan. In 2025, the Company amortized $24,383 of the debt discount, which is included in interest expense in the statement of operations, resulting in an effective interest rate of 7.93%. As of December 31, 2025, the remaining unamortized discount was $109,998.

In January 2022, the Company entered into a promissory note (the 2022 Promissory Note) for aggregate borrowings of $20,000. Outstanding borrowings under the 2022 Promissory Note Agreement bore interest at the rate of 15% per annum and matured on April 20, 2022, at which time all principal and accrued interest was due. The Company did not repay the 2022 Promissory Note on the maturity date and was considered in default. In December 2025, the Company repaid the outstanding principal balance together with accrued interest totaling $31,737.

In November 2025, the Company entered into a promissory note agreement (the 2025 Promissory Notes) for aggregate borrowings of $450,000. The 2025 Promissory Note matures on July 5, 2027, at which time all principal and accrued interest is due. Outstanding borrowings under the 2025 Promissory Notes Payable bear interest at the rate of 15% per annum. As of December 31, 2025, the outstanding balance of the loan was $450,000. In 2025, the Company recorded interest expense of $8,692 related to the 2025 Promissory Note.

5. Borrowings (continued)

Notes Payable: (continued)

In December 2025, the Company issued a warrant to the lender of the 2025 Promissory Note to purchase 191,142 shares of common stock with an exercise price of approximately $0.00143 per share. The warrant was immediately exercisable and expires in December 2032. At issuance, the Company determined the relative fair value of the warrant to be $227 using the Black-Scholes option pricing model using the following assumptions: common stock fair value of approximately $0.00143; risk-free interest rate of 3.95%, remaining contractual life of 7 years, volatility of 98.4%, and no dividends over the remaining term. As of December 31, 2025, the warrant remains outstanding. The relative fair value of the warrant was recorded as interest expense on the statement of operations and within additional paid-in capital on the balance sheet.

Future principal payments required under the notes payable are as follows:

Years ending December 31:	
2026	$ -
2027	450,000
2028	-
2029	-
2030	1,000,000
	1,450,000
Less unamortized discounts	(109,998)
Less current portion	-
Noncurrent portion	$ 1,340,002

Notes Payable for Equipment:

In 2024, the Company entered into a financing agreement (2024 Financing Agreement) with a third party for the purchase of equipment totaling $81,720. Outstanding borrowings under the financing agreement bear interest at the rate of 12.50% per annum with principal and interest due quarterly. The 2024 Financing Agreement matures in November 2029. As of December 31, 2025, the outstanding balance under the 2024 Financing Agreement was $69,134.

5. Borrowings (continued)

Notes Payable for Equipment:

In 2025, the Company entered into multiple financing agreements with third parties to purchase equipment totaling $164,903. Outstanding borrowings under these financing agreements bear interest at rates ranging from 7% – 13.50% with principal and interest payable monthly or quarterly, depending on the specific agreement, and contractual maturities ranging through March 2030. As of December 31, 2025, the outstanding principal of the financing liabilities was $209,924.

Future principal payments required under the notes payable for equipment are as follows:

Years ending December 31:	
2026	$ 45,502
2027	50,459
2028	50,522
2029	57,283
2030	6,157
	209,924
Less current portion	(45,502)
Noncurrent portion	$ 164,222

6. Simple Agreements for Future Equity

2023 SAFEs:

In 2023, the Company issued Simple Agreements for Future Equity (2023 SAFEs) to investors totaling $1,801,113. The 2023 SAFEs provide investors the right to acquire future equity in the Company and are subject to valuation caps of $36,000,000 and $30,000,000. Of the total 2023 SAFEs issued to investors, SAFEs totaling $1,388,889 included a revenue-sharing feature that entitles the investors to receive 5% of the Company's revenue until aggregate repayments equal 1.2 times the original investment amount. The Company concluded the revenue-sharing feature represents a liability-classified obligation (the revenue-sharing liability) and, accordingly, bifurcated the revenue-sharing feature from the SAFE. Upon issuance of the 2023 SAFEs, the Company determined the present value of discounted cash flows of the revenue-sharing liability to be $1,432,370 using a discount rate of 3.86%, of which the Company allocated $705,147 as a discount to the 2023 SAFEs and $727,223 as a discount to the liability for revenue sharing agreements.

6. Simple Agreements for Future Equity (continued)

2023 SAFEs: (continued)

The discount related to the revenue sharing agreements is being amortized over the expected term of the revenue-sharing agreements. In 2025, the Company changed the estimate of expected term from four years to nine years. For the year ended December 31, 2025, the Company recorded amortization of the discount of the revenue sharing liability of $62,333, which is recorded as finance charges on the statement of operations. As of December 31, 2025, the revenue-sharing liability associated with the 2023 SAFEs was $1,058,370, and the remaining unamortized discount was $374,000.

2024 SAFEs:

In 2024, the Company issued SAFEs (2024 SAFEs) through a crowdfunding campaign totaling $6,455,576. The 2024 SAFEs are subject to valuation caps of $44,000,000, $33,000,000, and $30,000,000. Of the total 2024 SAFEs, $1,266,607 include a revenue-sharing feature that entitles investors to receive 5% of the Company's revenue until aggregate repayments equal 1.2 times the original investment amount. The Company concluded the revenue-sharing feature represents a liability-classified obligation and, accordingly, bifurcated the revenue-sharing feature from the SAFE. Upon issuance of the 2024 SAFEs, the Company determined the present value of the revenue-sharing liability to be $1,236,159, of which the Company allocated $624,249 as a discount to the 2024 SAFEs and $611,910 as a discount to the liability for revenue sharing agreements. The discount related to the revenue sharing agreements is being amortized over the expected term of the revenue-sharing agreements. In 2025, the Company changed the estimate of expected term from three years to nine years.

For the year ended December 31, 2025, the Company recorded amortization of the discount of the revenue sharing liability of $73,671, which is recorded as finance charges on the statement of operations. As of December 31, 2025, the revenue-sharing liability associated with the 2024 SAFEs was $779,196 and the remaining unamortized discount was $456,963.

2025 SAFEs:

In 2025, the Company issued SAFEs (2025 SAFEs) though a crowdfunding campaign totaling $4,910,060. These SAFEs provide investors the right to acquire future equity in the Company and are subject to are subject to valuation caps of $44,000,000, $69,000,000, and $75,000,000.

6. Simple Agreements for Future Equity (continued)

2025 SAFEs: (continued)

The SAFEs contain conversion features that are contingent upon the occurrence of a future equity financing. If an Equity Financing occurs prior to the termination of the SAFEs, then upon the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (i) the number of shares of preferred stock equal to the purchase amount divided by the lowest price per share of the preferred ptock, or (ii) the number of shares of preferred stock equal to the purchase amount divided by the Safe Price. The conversion terms are subject to the applicable valuation caps described above. For purposes of the crowdfunding SAFEs, "Equity Financing" means the sale of capital stock resulting in gross proceeds to the Company of not less than $1,000,000.

7. Liability from Revenue Sharing Agreements

Between June 2025 and December 2025, the Company entered into revenue sharing loan arrangements in connection with its Reg-CF, Seed 3, and Pre-A financings with revenue multiples of 2.5 times - 3 times, under which investors are entitled to receive multiples of their original investment. The amounts are contractually required to be repaid through the remittance of stated percentages of the Company's future revenues until full repayment payment of the multiple of the original investment is satisfied.

With respect to the Reg-CF financing, the Company received investor principal of $1,216,500. The arrangement entitles the investors to receive 0.73% of the Company's revenue until aggregate repayments the weighted average multiple of 2.8 times of the original investment amount, for a total contractual repayment obligation of $3,521,746.

With respect to the Seed 3 financing, the Company received investor principal of $1,164,622. The arrangement entitles the investors to receive 0.70% of the Company's revenue until aggregate repayments equal to 3 times of the original investment amount, for a total contractual repayment obligation of $3,493,866.

With respect to the Pre-A financing, the Company received investor principal of $1,065,500. The arrangement entitles the investors to receive 0.64% of the Company's revenue until aggregate repayments equal to 3 times of the original investment amount, for a total contractual repayment obligation of $3,196,500.

7. Liability from Revenue Sharing Agreements (continued)

In the aggregate, the 2025 revenue sharing arrangements represent total investor principal of $3,446,624, a weighted-average repayment multiple of 2.96 times and an aggregate contractual repayment amount of $10,212,112.

8. Income Taxes

The Company applies the provisions set forth in FASB ASC Topic 740, *Income Taxes*, to account for the uncertainty in the accounting for income taxes. In the preparation of income tax returns in the U.S. federal and state jurisdictions and India, the Company asserts certain income tax positions based on management's understanding and interpretation of income tax law. The taxing authorities may challenge these positions, and the resolution of the matters could result in recognition of income tax expense in the Company's consolidated financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns.

The Company uses the "more likely than not" criterion for recognizing the tax benefit of uncertain income tax positions and establishing measurement criteria for income tax benefits. The Company has evaluated the impact of its tax positions and believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, has not recorded a reserve for uncertain income tax positions or accrual for interest and penalties as of December 31, 2025. In the event the Company should need to recognize interest and penalties related to unrecognized income tax liabilities, this amount will be recorded as an accrued liability and an increase to income tax expense.

Deferred income taxes result from the tax effect of transactions recognized in different periods for financial statement and income tax reporting purposes. The Company's net deferred income tax assets as of December 31, 2025 were approximately $5,345,000, and have been fully offset by a valuation allowance, as their realization is not reasonably assured. These net deferred income tax assets consist primarily of net operating losses and income tax credits.

As of December 31, 2025, the Company has federal and state net operating loss carryforwards of approximately $17,275,000 and $18,705,000 respectively. The federal net operating loss carryforwards include $135,000 generated prior to 2018 that begin to expire in 2034, and the remaining portion may be carried forward indefinitely. The state net operating loss carryforwards begin to expire in 2040. As of December 31, 2025, the Company also has federal and state research and development income tax credits of approximately $231,000 and $334,000, respectively. The federal income tax credits begin to expire in 2044. The state income tax credits may be carried forward indefinitely.

8. Income Taxes (continued)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Due to the uncertainty of the business in which the Company operates, projections of future profitability are difficult and past operating results are not necessarily indicative of future profitability. Management does not believe it is more likely than not the deferred income tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred income tax assets or income tax benefit have been recognized in the financial statements.

Sections 382 and 383 of the Internal Revenue Code limit the annual use of net operating loss and income tax credit carryforwards, respectively. Section 382 also limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change of more than 50% of the value of the Company's capital stock, utilization of these net operating loss carryforwards could be restricted.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by U.S. federal, state and local jurisdictions. The Company believes all tax return years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject, due to the availability of the net operating loss carryforwards.

9. Capital Stock

Common Stock:

The Company is authorized to issue 1,750,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2025, the Company had 94,826,256 shares of common stock issued and outstanding.

In September 2025, the founder assigned 2,333,331 shares of common stock to the Company without consideration. The Company accounts for the surrendered shares as treasury stock in accordance with ASC 505-30, *Equity—Treasury Stock*. Because the shares were reacquired for no consideration and were not legally retired upon receipt, the Company recorded the shares as treasury stock at a deemed cost of zero.

9. Capital Stock (continued)

Stock Split:

In December 2025, the Company effected a seven-for-one stock split in the form of a stock dividend. The transaction was accounted for as a stock split in substance. Accordingly, the Company has described the transaction as a stock split effected in the form of a dividend. In connection with the transaction, each stockholder received six additional shares of common stock for each share of common stock held on the record date. All share and per share amounts have been retroactively adjusted for the forward split in the consolidated financial statements.

Preferred Stock:

The Company is authorized to issue 5,000,000 shares of convertible preferred stock with a par value of $0.0001. As of December 31, 2025, the Company did not have any shares of preferred stock issued or outstanding. The preferred stock may be divided into and issued in one or more series. The Board of Directors, subject to applicable law, is authorized to (i) establish and designate one or more series of preferred stock out of the authorized preferred class, (ii) fix and determine the rights, preferences, privileges, and restrictions of each such series, and (iii) amend the rights and preferences of any series that has been established but remains wholly unissued.

10. Equity Incentive Plan

In 2017, the Company adopted the 2017 Equity Incentive Plan (the Plan). The Plan provides for the granting of stock options and restricted stock awards (RSAs) to Company employees, directors, and consultants. Options granted under the Plan may be either incentive stock options (ISOs) or nonqualified stock options (NSOs). ISOs may be granted only to Company employees. NSOs and RSAs may be granted to Company employees, directors, and consultants. The Company has reserved 87,500,000 shares of common stock for issuance under the Plan. The Company has not issued any RSAs under the Plan through December 31, 2025.

Options under the Plan may be outstanding for periods of up to ten years following the grant date. If an ISO is granted to an optionee owning more than 10% of the voting power of all classes of capital stock at the time of grant, the term of the ISO is five years. Options issued under the Plan must be priced at no less than the fair value of the shares on the date of the grant provided, however, the exercise price of an option granted to a 10% optionee is not less than 110% of the fair value of the shares on the date of grant. Fair value is determined by the Board. The Plan allows for the early exercise of options. Options generally vest over five years.

10. Stock Awards (continued)

In January 2025, the Company repriced certain outstanding stock options by reducing the exercise price of 44,502,220 options to approximately $0.00143 per share. The repricing applied to options held by certain employees and did not otherwise materially change the underlying terms of the awards, except as described above. The Company accounted for the repricing as a modification of share-based awards under ASC 718, *Compensation—Stock Compensation*, including the modification guidance in ASC 718-20-35. Management evaluated the effect of the modification under ASC 718 and determined that the incremental compensation expense resulting from the repricing was not material to the financial statements.

The fair value of options granted in 2025 has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Expected life (years)	5.61
Risk-free interest rate	3.97%
Expected volatility	98.53%
Dividend yield	-

Expected volatility is based on historical volatilities of public companies operating in the Company's industry. The expected life of the options represents the period of time options are expected to be outstanding and is estimated considering vesting terms and employees' historical exercise and post-vesting employment termination behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

In 2025, the Company recognized $22,927 of stock-based compensation related to options granted. The compensation expense is allocated on a departmental basis, based on the classification of the option holder. No income tax benefits have been recognized in the statement of operations for stock-based compensation arrangements and no stock-based compensation costs have been capitalized as of December 31, 2025.

As of December 31, 2025, future stock-based compensation for unvested options granted and outstanding of $29,802 will be recognized over a remaining weighted-average requisite service period of 1.8 years.

10. Stock Awards (continued)

Stock award activity under the Plan is as follows:

		Awards Outstanding		
	Awards Available	Number of Awards	Approximate Weighted-Average Exercise Price	
Balances, December 31, 2024	25,497,780	44,502,220	$	0.0014
Authorized	17,500,000	-		-
Granted	(41,582,982)	41,582,982	$	0.0014
Exercised	-	(2,966,586)	$	0.0014
Canceled	650,417	(650,417)	$	0.0014
Balances, December 31, 2025	2,065,215	82,468,199	$	0.0014

As of December 31, 2025, there were 82,468,199 options outstanding under the Plan with a weighted-average remaining contractual life of 7.29 years. Of the options outstanding, 30,209,512 options were vested and exercisable as of December 31, 2025, with a weighted-average exercise price of approximately $0.00143 per share and a weighted-average remaining contractual life of 6.49 years. The total intrinsic value of stock options exercised during the year was $0.

Non-Plan Awards:

The Company has historically issued certain non-plan awards outside of the Plan.

In February 2025, the Company issued 10,500,000 shares of common stock to the founder in exchange for advisory services. The shares were issued as a one-time share-based payment arrangement outside of the 2017 Equity Incentive Plan and were fully vested upon issuance. The shares were measured based on the fair value of the Company's common stock on the issuance date, which was determined to be approximately $0.00143 per share. As a result, the Company recorded total share-based compensation of $15,000 in connection with this transaction.

In September 2025, the Company issued 10,558,331 NSOs outside the plan, which vest monthly over 5 years based on the vesting date approved by the Board. As of December 31, 2025, the non-plan NSOs have a weighted-average exercise price of approximately $0.00143 per share and a weighted-average remaining contractual life of 9.72 years. In 2025, the Company recognized $4,698 of stock-based compensation related to the non-plan NSOs.

10. Stock Awards (continued)

Non-plan award activity is as follows:

		Awards Outstanding	
	Awards Available	Number of Awards	Approximate Weighted-Average Exercise Price
Balances, December 31, 2024	-	-	$ -
Authorized	21,058,331	-	-
Options granted	(10,558,331)	10,558,331	$ 0.00143
RSAs granted	(10,500,000)	10,500,000	$ 0.00143
Balances, December 31, 2025	-	21,058,331	$ 0.00143

As of December 31, 2025, there were 14,592,083 non-plan awards vested with a weighted-average exercise price of approximately $0.00143 per share.

11. Commitments and Contingencies

Indemnification Agreements:

The Company has indemnified its Board and officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which the individual may be involved by reason of being or having been a director or officer, other than liabilities arising from willful misconduct of the individual. The Company has directors' and officers' insurance.

In the ordinary course of business, the Company enters into agreements with, among others, customers, lessors and other business partners. Often these agreements require the Company to indemnify the other party against third party claims alleging the Company infringes a patent or copyright. Some of these agreements require the Company to indemnify the other party against certain claims relating to property damage, security breaches, personal injury, or the acts or omissions of the Company, its employees, agents, or representatives.

The Company has not incurred a liability related to these agreements through December 31, 2025 and management believes the estimated fair value of any future obligations from these indemnification agreements, if any, would not be material; therefore, the financial statements do not include a liability for any potential obligations through December 31, 2025.

11. Commitments and Contingencies (continued)

Legal Matters:

From time to time, the Company may be involved in legal disputes; however, the Company is not aware of any legal claims as of December 31, 2025. In the opinion of management, any future liabilities resulting from legal claims will not have a material adverse effect on the Company's financial position or results from operations. As a result, no liability for future legal claims has been recorded through December 31, 2025.

Future Discount Commitment:

In July 2020, the Company entered into a promissory note with a third-party lender for proceeds of $1,000,000 (Note 5). Repayment may be made in exchange for the Company's products at an 18-23% discount, with the lender's approval. This arrangement represents a potential future obligation only to the extent the discount is exercised in accordance with the agreement.

Management evaluated the terms of the arrangement and the likelihood that the discount will be exercised and concluded that the probability of exercise is remote. Accordingly, as of December 31, 2025, the Company has not recorded a liability related to this arrangement. The Company will continue to monitor the agreement and will reassess the accounting treatment and related disclosures in future reporting periods as facts and circumstances change.

12. Employee Benefit Plan

The Company has a 401(k) plan to provide defined contribution retirement benefits to eligible employees. Participants may contribute a portion of their compensation to the 401(k) plan, subject to limitations under the Code. The Company's contributions to the 401(k) plan are at the discretion of the Board. The Company did not make any contributions to the plan in 2025.

13. Subsequent Events

In January 2026, the Company established Geoship 2026 CF SPV LLC, a wholly owned subsidiary, in the state of Washington, to facilitate a Regulation CF crowdfunding offering and to hold related SAFEs associated with that offering.

13. Subsequent Events

In January 2026 and February 2026, the Company entered into revenue sharing loan agreements, totaling $267,333, with a revenue sharing multiple of 3 times, under which investors are entitled to receive multiples of their original investment. The amounts are contractually required to be repaid through the remittance of stated percentages of the Company's future revenues, as defined in the revenue sharing loan agreements.

Between January 1, 2026 and April 30, 2026, the campaign's closing date, the Company raised $1,451,117 through its Regulation Crowdfunding campaign.

Between January and April 2026, the Company issued SAFEs totaling $2,902,066 to investors.

Subsequent events have been evaluated through May 11, 2026, which is the date the financial statements were approved by the Company and available to be issued.